Exhibit 99.1

GOGL – Appointment of Chief Commercial Officer

Golden Ocean Group Limited (NASDAQ and OSE: GOGL) (“Golden Ocean” or the “Company“) today announced that the Company has appointed Lars-Christian Svensen to the position of Chief Commercial Officer of Golden Ocean Management AS effective from 1st December 2020.

Mr. Svensen, who is based in Oslo, most recently worked for Western Bulk, an asset-light dry bulk operator, where he was responsible for South Atlantic and U.S. Gulf chartering operations.

Mr. Ulrik Andersen, Chief Executive Officer of Golden Ocean Management AS, commented: "We are extremely pleased to welcome Lars-Christian to our team.  His proven experience managing a chartering environment that leveraged digitalization, analytics and risk management aligns with Golden Ocean’s approach and will help to further our high-quality chartering operations.”

Mr. Lars-Christian Svensen commented: “I am very pleased to join Golden Ocean, one of the world’s largest owners and operators of large-sized vessels. The Company’s scale in the Capesize and Panamax segments is a strategic advantage that I hope to further in my new role.  I look forward to working with the team to advantage ongoing digitalization and efficiency projects and to contributing to the commercial performance of the fleet.”

About Golden Ocean

Golden Ocean, a leading dry bulk shipping company, owns or controls a modern fleet of 78 vessels with an average age of approximately 6 years. The Company is one of the largest publicly listed owners of Capesize vessels and has a leading position in the ice class Panamax vessel niche. Golden Ocean is listed on the NASDAQ and Oslo Stock Exchange under the symbol ‘GOGL’.

November 11, 2020

The Board of Directors
Golden Ocean Group Ltd.
Hamilton, Bermuda

For further queries, please contact:

Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53